UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41928

Planet Image International Limited

No. 756 Guangfu Road

Hi-tech Development Zone

Xinyu City, Jiangxi Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Resignation of Ms. Yu Xiang

On May 15, 2025, Ms. Yu Xiang (“Ms. Xiang”) notified Planet Image International Limited (the “Company”) of her resignation as a director of the Company, effective May 15, 2025. Ms. Xiang’s resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. Ms. Xiang has advised that she has no claim against the Company whatsoever whether in respect of fees, remuneration, or compensation for the loss of office.

Appointment of Mr. Tan Kwong Hun as Director

To fill in the vacancy created by the resignation of Ms. Xiang, with the recommendation from the Nominating and Corporate Governance Committee (the “Nominating Committee”) of the board of directors (the “Board”) of the Company, on May 15, 2025, the Board appointed Mr. Tan Kwong Hun (“Mr. Tan”) to serve as an independent director of the Company, effective May 15, 2025. Mr. Tan will serve as the chairperson of the audit committee of the Board and a member of the compensation committee and the nominating and corporate governance committee of the Board. The Board has also determined that Mr. Tan qualifies as an “audit committee financial expert” within the meaning of the U.S. Securities and Exchange Commission rules and possesses financial sophistication within the meaning of the Nasdaq Stock Market Listing Rules.

Mr. Tan, age 53, has worked as a freelance consultant starting in December 2022. From November 2021 to December 2022, Mr. Tan served as the CEO of JD International Business, where he managed the company’s operations outside of China, developed international business strategies, and oversaw financial management. From March 2020 to November 2021, he served as the President of the Mobile Business Unit of JD International Business, responsible for managing the unit’s profit and loss (“P&L”) and creating new business strategies and models.

From April 2016 to January 2020, Mr. Tan served as President of Huawei Technologies Co., Ltd., where he managed Huawei Honor’s Smart Life Device business and global P&L. He was responsible for product portfolio planning, sales and marketing organization, and the implementation of overall strategies. From February 2011 to January 2016, Mr. Tan served as Managing Director for the Asia region at Jawbone. He was responsible for building the Asia team, managing revenue and P&L objectives, planning product localization roadmaps, and implementing the regional operational strategy. From January 2012 to July 2012, he served as Vice President and Head of the Greater China Area at RIM Mobile SCI & TECH (China) Co., Ltd. (BlackBerry), where he was responsible for country management, volume, revenue and P&L objectives, implementing operational strategies, and designing governance models. From May 2008 to September 2011, Mr. Tan served as Vice President and Head of the Greater China Area at Sony Ericsson Mobile Communications (China) Co., Ltd., overseeing business operations and executing strategic initiatives in the region. From February 2007 to May 2008, he served as Senior Director of Retail and Channel Strategy & Development for the Asia Pacific region at Motorola (China) Electronics Ltd., where he contributed to business strategy development and management. From December 2004 to January 2007, Mr. Tan served as Head of Channel Planning and Strategy Development for the Greater China Area at NOKIA (China) Investment Co., Ltd. He was responsible for developing and implementing sales, channel, and business strategies, as well as analyzing market and channel developments. From June 2003 to December 2004, he served as Channel Sales Director of Sales and Marketing for the Asia Pacific region at Packeteer Asia Pacific Ltd. (NASDAQ: PKTR), where he expanded market presence, launched the APAC Master Partner Program, and optimized internal systems.

Mr. Tan obtained a Diploma in Business Administration (Banking & Finance) from Singapore Polytechnic in 1992 and a bachelor’s degree in business (Economics & Finance) from the Royal Melbourne Institute of Technology in 1996. In 2010, he attended the Executive Education Program at Columbia Business School.

There are no family relationships between Mr. Tan and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Tan and any other person pursuant to which he was appointed as a director.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 30, 2025

Planet Image International Limited

By:	/s/ Shaofang Weng
Name:	Shaofang Weng
Title:	Chief Executive Officer and Director

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